UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-30910

O2Micro International Limited

(Exact name of registrant as specified in its charter)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman
Tel: (345) 945-1110

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value $0.00002 per share*
American Depositary Shares, each representing fifty (50) Ordinary Share
(Title of each class of securities covered by this Form)

*     Not for trading, but only in connection with the listing on the Nasdaq Global Select Market of the American depositary shares

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, O2Micro International Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

O2MICRO INTERNATIONAL LIMITED

Date:	March 13, 2023	By:	/s/ Sterling Du
		Name:	Sterling Du
		Title:	Chief Executive Officer